Exhibit 99.4

Consent of Carl Pelletier

April 21, 2010

Alberta Securities Commission

Autorité des marchés financiers du Québec
British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission (Securities Division)

U.S. Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:                             Consent of Carl Pelletier

I refer you to the short form base shelf prospectus supplement (the “Prospectus Supplement”) of North American Palladium Ltd. (the “Company”) dated April 21, 2010.  Capitalized terms used in this consent but not defined have the meanings set out in the Prospectus Supplement.

Reference is made to the technical report prepared by me, Carl Pelletier, relating to the Flordin Deposit dated March 31, 2010 (the “Report”).

I hereby consent to the use of my name and the Report in the Prospectus Supplement.

I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are (i) derived from the Report, or (ii) within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

/s/ CARL PELLETIER

Carl Pelletier, B.Sc., P. Geo.